UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

Atlantica Yield plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G0751N103

(CUSIP Number)

Jennifer Tindale

Algonquin Power & Utilities Corp.

354 Davis Road, Suite 100

Oakville, ON L6J 2X1

Michael J. Aiello

Matthew Gilroy

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, New York 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Algonquin Power & Utilities Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 42,164,689[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 44,942,065

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 44,942,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.2%
14	TYPE OF REPORTING PERSON: CO, HC

[1]

As disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, in the section entitled “Enhanced Cooperation Agreement,” during the Standstill Period, shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

1	NAMES OF REPORTING PERSONS: Algonquin (AY Holdco) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 42,164,689[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 44,942,065

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 44,942,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.2%
14	TYPE OF REPORTING PERSON: CO, HC

[2]

As disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, in the section entitled “Enhanced Cooperation Agreement,” during the Standstill Period, shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

1	NAMES OF REPORTING PERSONS: AAGES (AY Holdings) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 42,164,689[3]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 44,942,065

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 44,942,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.2%
14	TYPE OF REPORTING PERSON: CO

[3]

As disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, in the section entitled “Enhanced Cooperation Agreement,” during the Standstill Period, shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

Item 1.	Security and Issuer

This Amendment No. 8 (this “Amendment No. 8”) to the Schedule 13D initially filed on March 9, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 27, 2018, as amended by Amendment No. 2 filed on November 21, 2018, as amended by Amendment No. 3 filed on November 27, 2018, as amended by Amendment No. 4 filed on February 15, 2019, as amended by Amendment No. 5 filed on May 13, 2019 (“Amendment No. 5”), as amended by Amendment No. 6 filed on May 24, 2019, as amended by Amendment No. 7 filed on June 3, 2019 (“Amendment No. 7”), with the Securities and Exchange Commission on behalf of Algonquin Power & Utilities, Corp. (“Algonquin”), Algonquin (AY Holdco) B.V. (“AY Holdco”), and AAGES (AY Holdings) B.V. (“AY Holdings”) (collectively, the “Reporting Persons”), relates to the ordinary shares, nominal value of $0.10 per share (“Ordinary Shares”), of Atlantica Yield plc (the “Issuer”), a public limited company incorporated under the laws of England and Wales, as described herein in more detail. The Issuer’s principal executive offices are located at Great West House, GW1, 17th Floor, Great West Road, Brentford, United Kingdom TW8 9DF. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended as follows:

Schedule A to the Original Schedule 13D is hereby amended and restated as set forth on Schedule A to this Amendment No. 8 and incorporated by reference herein are the names, business addresses, present principal occupations or employments, and citizenship of each director and executive officer of the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 of Amendment No. 7 is hereby restated as follows:

On May 31, 2019, AY Holdings entered into an accelerated share purchase transaction (the “Purchase Agreement”) with Morgan Stanley & Co. LLC (“Morgan Stanley”), pursuant to which on the same date Morgan Stanley delivered 2,000,000 Ordinary Shares to AY Holdings for a prepayment amount of $53,750,000. On March 2, 2020, AY Holdings and Morgan Stanley settled the additional amount owed to Morgan Stanley under the Purchase Agreement in cash.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

(a), (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 8, as of the close of business on April 6, 2020, are incorporated herein by reference. As of the close of business on April 6, 2020, AY Holdings is the direct beneficial owner of 44,942,065 Ordinary Shares, representing approximately 44.2% of the issued and outstanding Ordinary Shares. Algonquin and AY Holdco, through their ownership of AY Holdings, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by AY Holdings.

(c) Since the filing of Amendment No. 7 to the Schedule 13D, no Reporting Person has effected any transactions in the Ordinary Shares, and to the Reporting Persons’ knowledge, none of the directors or executive officers of the Reporting Persons listed on Schedule A effected any transactions in the Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

The disclosure in Item 4 of this Amendment No. 8 is incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2020

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Ian Robertson
Name: Ian Robertson
Title: Chief Executive Officer

By:	/s/ Chris Jarratt
Name: Chris Jarratt
Title: Vice Chair

ALGONQUIN (AY HOLDCO) B.V.

By:	/s/ Todd Mooney
Name: Todd Mooney
Title: Managing Director A

By:	/s/ Laurens Klein
Name: Laurens Klein
Title: Managing Director B

AAGES (AY HOLDINGS) B.V.

By:	/s/ Todd Mooney
Name: Todd Mooney
Title: Managing Director A

By:	/s/ Laurens Klein
Name: Laurens Klein
Title: Managing Director B

Schedule A

Directors and Executive Officers of the Reporting Persons

The following tables set forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons:

ALGONQUIN POWER & UTILITIES CORP. DIRECTORS

Name	Business Address	Principal Occupation or Employment	Citizenship

Christopher J. Ball	229 Niagara Street Toronto, Ontario M6J 2L5	Executive Vice President, Corpfinance International Limited; President, CFI Capital Inc.	Canada
Christopher K. Jarratt	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Vice Chair, Algonquin Power & Utilities Corp.	Canada
D. Randy Laney	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA
Kenneth Moore	70 University Avenue, Suite 1400 Toronto, Ontario M5J 2M4	Managing Partner, NewPoint Capital Partners Inc.	Canada
Ian E. Robertson	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Executive Officer, Algonquin Power & Utilities Corp.	Canada
Masheed Saidi	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA
Dilek Samil	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA
Christopher Huskilson	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	Canada
Melissa Stapleton Barnes	Lilly Corporate Center Indianapolis, Indiana 46285	Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer, Eli Lilly and Company	USA
George L. Steeves	30 Catherine Avenue Aurora, Ontario L4G 1K5	Senior Project Manager, True North Energy	Canada

ALGONQUIN POWER & UTILITIES CORP. EXECUTIVE OFFICERS

Name	Business Address	Principal Occupation or Employment	Citizenship

Ian E. Robertson	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Executive Officer, Algonquin Power & Utilities Corp.	Canada
Christopher K. Jarratt	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Vice Chair, Algonquin Power & Utilities Corp.	Canada
David Bronicheski	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Financial Officer, Algonquin Power & Utilities Corp.	Canada

ALGONQUIN (AY HOLDCO) B.V. DIRECTORS

Name	Business Address	Principal Occupation or Employment	Citizenship
Todd Mooney	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Vice President, Finance and Administration, Algonquin Power & Utilities Corp.	Canada
Gerard Jan van Spall	Strawinskylaan 3127, Atrium Building 8th Floor 1077 ZX Amsterdam, The Netherlands	Head, Corporate & Private Clients, Vistra Netherlands	Netherlands
Laurentius Ireneus Winfridus Klein	Strawinskylaan 3127, Atrium Building 8th Floor 1077 ZX Amsterdam, The Netherlands	Team Manager, Corporate & Private Clients, Vistra Netherlands	Netherlands

AAGES (AY HOLDINGS) B.V. DIRECTORS

Name	Business Address	Principal Occupation or Employment	Citizenship

Todd Mooney	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Vice President, Finance and Administration, Algonquin Power & Utilities Corp.	Canada
Gerard Jan van Spall	Strawinskylaan 3127, Atrium Building 8th Floor 1077 ZX Amsterdam, The Netherlands	Head, Corporate & Private Clients, Vistra Netherlands	Netherlands
Laurentius Ireneus Winfridus Klein	Strawinskylaan 3127, Atrium Building 8th Floor 1077 ZX Amsterdam, The Netherlands	Team Manager, Corporate & Private Clients, Vistra Netherlands	Netherlands